UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11- K

☒  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

or

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from _____ to _____

SALARY DEFERRAL SAVINGS PLAN OF ENGELHARD CORPORATION

(Full title of the plan)

ENGELHARD CORPORATION (Exact name of issuer as specified in its charter)

101 WOOD AVENUE, ISELIN, NEW JERSEY (Address of principal executive offices)	08830 (Zip code)

DELAWARE (State or other jurisdiction of incorporation or organization)	22-1586002 (IRS Employer Identification Number)

Salary Deferral Savings Plan
of Engelhard Corporation
Table of Contents

Description	Page

Report of Independent Registered Public Accounting Firm	3

Statements of Net Assets Available for Benefits
at December 31, 2004 and 2003	4

Statement of Changes in Net Assets Available for Benefits
or the years ended December 31, 2004 and 2003	5

Notes to Financial Statements	6-12

Supplemental Schedule
Schedule of Assets (Held at end of year)	13-14

Consent of Independent Registered Public Accounting Firm	15

Signature	16

Report of Independent Registered Public Accounting Firm

To the Pension and Employee Benefit Committee of Engelhard Corporation:

    We have audited the accompanying statements of net assets available for benefits of the Salary Deferral Savings Plan of Engelhard Corporation as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

    Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

ERNST & YOUNG LLP
Iselin, New Jersey
June 10, 2005

Salary Deferral Savings Plan of Engelhard Corporation
Statements of Net Assets Available for Benefits
At December 31, 2004 and 2003

Assets	2004	2003
Investments at fair value	$273,571,067	$247,307,185

Receivables:
Participant Contributions	1,067,927	1,021,360
Employer Contributions	291,002	285,789
Total Receivables	1,358,929	1,307,149

Net Assets Available for Benefits	$274,929,996	$248,614,334

See Accompanying Notes to Financial Statements

Salary Deferral Savings Plan
of Engelhard Corporation
Statement of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2004 and 2003

	2004	2003
Additions:
Net Investment Income:
Dividends	$3,316,897	$2,381,970
Interest	2,329,799	2,456,658
Total Investment Income	5,646,696	4,838,628

Contributions:
Particpant	15,021,909	14,502,229
Employer	3,434,490	3,412,767
Plan Merger (Note 8)	–	6,157,480
Asset Transfers In	757,563	151,860
Rollovers	516,639	399,036
Total Contributions	19,730,601	24,623,372

Net Realized/Unrealized Appreciation in Fair Value of Investments	17,063,936	44,562,289
Total Additions	42,441,233	74,024,289

Deductions:
Distributions	16,105,999	15,938,821
Other Expenses	19,572	19,360
Total Deductions	16,125,571	15,958,181

Net Increase	26,315,662	58,066,108

Net Assets Available for Benefits at Beginning of Year	248,614,334	190,548,226

Net Assets Available for Benefits at End of Year	$274,929,996	248,614,334

See Accompanying Notes to Financial Statements

Notes to Financial Statements

Note 1 - Description of the Plan

    The Salary Deferral Savings Plan of Engelhard Corporation (the "Plan"), effective September 1, 1989, is designed to provide eligible employees of Engelhard Corporation (the "Company") an opportunity to save part of their earnings by having the Company reduce their compensation and contribute the amount of the reduction to the Plan on a tax deferred and/or post-tax basis.

    The following plan description provides only general information. Participants of the Plan should refer to the Plan Document for a more complete description of plan provisions.

 Eligibility

    Except as specifically included or excluded by the Board of Directors of the Company (the "Board"), United States salaried employees of the Company and its wholly-owned (directly or indirectly) domestic subsidiaries and all non-collectively bargained hourly employees are eligible to participate in the Plan.

Contributions

    The Plan permits eligible employees participating in the Plan the opportunity to defer on a pretax basis up to 50 percent of their compensation, as defined, subject to certain restrictions and limitations, and to have that amount contributed to the Plan. Employees may also contribute, subject to certain restrictions and limitations, up to 10 percent of compensation to the Plan on a post-tax basis. For 2004, the compensation limit in determining eligibility to make after tax contributions to the Plan is $205,000. The Plan allows for catch-up contributions for employees age 50 and over as allowed under the Internal Revenue Code. For 2004, participants age 50 and over are allowed to contribute an additional $3,000 to the Plan as catch-up contributions.

Matching Contributions

    The Company will contribute, on a monthly basis, subject to certain limitations and exclusions, either cash or common stock of the Company in an amount equal to 50 percent of the first 6 percent contributed by the Participants. Participants must have completed one year of service to be eligible for a matching contribution. No matching contributions are made on behalf of a Participant who is eligible to receive an award pursuant to the Company's Key Employees Stock Bonus Plan or other plans as designated by the Committee. Effective January 1, 2003, matching contributions are not restricted and can be moved into other funds at any time.

    Effective January 1, 2004 the plan was amended to designate the Company Stock fund as an Employee Stock Ownership Plan (ESOP). In connection with this change, the first $400 in employer matching contributions (on an annual basis) will be made into the Fixed Income Fund. Also, employees will have the opportunity to receive the dividends paid on shares held in the ESOP paid out as current income.

Investments

    All contributions to the Plan are held and invested by Vanguard Fiduciary Trust Company (the Trustee). The Trustee maintains the following seventeen separate investment funds within the Plan:

a)	The Company Stock Fund.

b)	The Fixed Income Fund (Vanguard Retirement Savings Trust).

c)	The Windsor II Growth Fund (Vanguard Windsor II Fund).

d)	The Windsor Growth Fund (Vanguard Windsor Fund).

e)	The Balanced Fund (Vanguard Asset Allocation Fund).

f)	The Equity Index Fund (Vanguard Growth and Income Fund).

g)	The Small Cap Fund (Vanguard Small-Cap Index Fund).

h)	The Life Strategy Growth Fund (Vanguard Life Strategy Growth Fund)

i)	The Life Strategy Conservative Growth Fund (Vanguard LifeStrategy Conservative Growth Fund).

j)	The Vanguard U.S. Growth Fund.

k)	The Life Strategy Moderate Growth Fund (Vanguard Life Strategy Moderate Growth Fund).

l)	The Prime Cap Funds (Vanguard PRIMECAP Fund).

m)	The International Growth Fund (Vanguard International GrowthFund).

n)	The Life Strategy Income Fund (Vanguard Life Strategy IncomeFund).

o)	The Short-Term Bond Fund (Vanguard Short-Term Investment Grade Fund).

p)	The Mid Cap Fund (Vanguard Mid-Cap Index Fund).

q)	The Total Bond Market Fund (Vanguard Total Bond Market Index Fund).

Participant Accounts

    Each participant's account is credited with the participant's contributions and allocations of (a) the Company Contributions and (b) plan earnings including realized gains/losses, unrealized appreciation/depreciation, and an allocation of fund expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Vesting

    Participants at all times have a fully vested and non-forfeitable interest in their contributions and in the matching contributions allocated to their account.

Loan Provision

    Participants may borrow from their Fund accounts a minimum of $1,000 up to a maximum equal to 50% of their Fund balance or $50,000, whichever is less. The loans are secured by the balance in the Participant's accounts and bear interest at a reasonable rate as determined by the Company in accordance with applicable laws and regulations. Principal and interest is paid ratably through monthly payroll deductions. Loans are generally five years in duration unless the loan is for the purchase of a primary residence in which case the term can be up to ten years.

Plan Termination

    Although it has not expressed any intent to do so, the Company has the right under the plan to discontinue its contributions at any time and to terminate the plan subject to the provisions of ERISA.

Distributions and Withdrawals

    Upon termination of employment, as provided in the Plan Document, participants generally have the option of taking a distribution, rolling the balance over into another qualified plan, or leaving the money in the plan until retirement. After-tax contributions may be withdrawn at any time, however the earnings on the contributions will be subject to current income taxes as well as a penalty for early withdrawal unless the Participant has reached the age of 59 1/2. All distributions are made in the form of cash except the balance in the Engelhard Company Stock Fund, which may be made in the form of shares at the Participant's discretion.

    The Plan under certain circumstances permits hardship withdrawals. The hardship withdrawals are only made in accordance with IRS guidelines and must be approved in advance by the Employee Benefit Plans Administrative Committee.

Note 2 - Accounting Policies

    The accounts of the Plan are maintained on an accrual basis. Purchases and sales of investments are reflected on a trade date basis. Assets of the Plan are valued at fair value. Gains and losses on distributions to Participants and sales of investments are based on average cost.

    The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

    The Plan provides for various investment options in any combination of stocks or mutual funds. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in market value in the near term would materially affect Participants' account balances and the amounts reported in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

Note 3 - Income Tax Status

    The Plan has received a determination letter from the Internal Revenue Service dated September 24, 2003, stating that the Plan is qualified under Section 401 (a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt. If any operational defects are identified, the Company will take all necessary action to correct the defects and maintain the qualified status of the Plan.

Note 4 - Administrative Expenses

    Expenses are incurred at either the fund level or the Plan level. All expenses incurred by the fund (commissions, management fees, etc.) are paid out of investor assets and are therefore netted in unrealized appreciation/depreciation of investments in the statement of changes in net assets available for benefits. Loan administration expenses are included in other expenses in the statement of changes in net assets available for benefits. Commissions on the purchase of Engelhard Corporation stock incurred when such purchases are made in the stock market are netted in unrealized appreciation/depreciation of investments in the statement of changes in net assets available for benefits. The Company pays all other plan administrative expenses.

Note 5 - Concentrations of Credit Risk

    Investments in securities are generally exposed to various risks, such as interest rate, credit, and overall market volatility risks. Financial instruments that potentially subject the plan to concentration of credit risk consist principally of investments in the Engelhard Corporation Stock Fund. The plan limits the concentration of credit risk by allowing participants, subject to the lapsing of restrictions, the opportunity to invest in an array of mutual funds offered by the Vanguard Group.

Note 6 - Investments

    Investments in the common stock of the Company are valued at the readily-available, quoted market price as of the valuation date and investments in Vanguard Funds are valued based on the quoted net asset value (redemption value) of the respective investment fund as of the valuation date.

    Investments that represent 5% or more of fair value of the Plan's net assets are as follows:

Investments:	2004	2003
Engelhard Corporation Company Stock Fund	$58,995,993	$58,594,527
Fixed Income Fund (Retirement Savings Trust)	49,552,686	46,697,044
Growth Fund (Windsor Fund)	36,919,644	33,079,959
Balanced Fund (Asset Allocation Fund)	16,917,968	15,309,910
Equity Index Fund (Growth and Income Fund)	22,378,182	21,326,938
Prime Cap Fund	22,128,236	18,004,398

    Net realized/unrealized appreciation in fair value of investments consists of the following for the years ended December 31, 2004 and 2003:

	2004	2003
Common Stock	$1,495,577	$15,532,363
Mutal Funds	15,568,359	29,029,926
Total	$17,063,936	$44,562,289

Note 7 - Related Party Transactions

    For the 2004 plan year, the Company transferred $824,602 in cash and $2,609,888 in Company stock (representing 89,198 treasury stock shares), or a total of $3,434,490, to Vanguard to fund the employer match. The number of shares transferred each month represented the stock portion of the employer matching contribution divided by the closing market price on the day the contribution was remitted.

    During the year, in the ordinary course of doing business, various Vanguard funds may take a position in Engelhard Corporation common stock. On February 11, 2005, the Vanguard Windsor Fund filed an amended Schedule 13G with the Securities and Exchange Commission indicating they held 8,925,400 shares or 7.30% of Company Stock. On February 6, 2004, the Vanguard Windsor Fund filed an amended schedule 13G with the Securities and Exchange Commission indicating it held 9,476,500 shares or 7.55% of Company Stock.

Salary Deferral Savings Plan of Engelhard Corporation
Schedule of Assets (Held at end of year)
as of December 31, 2004
EIN #22-1586002 Plan #015

Note 8 - Merger of Net Assets from Engelhard-CLAL Salary Deferral Savings Plan

    On September 19, 2002, the Company and its partner, Fimalac, formally agreed to adopt a plan to unwind their Paris-based joint venture, Engelhard-CLAL LLP. As part of the distribution of assets, Engelhard received certain US-based operations. As a result, effective January 1, 2003, the net assets of the Engelhard-CLAL Salary Deferral Savings Plan were merged into the Salary Deferral Savings Plan of Engelhard Corporation. A total of $6,157,480, representing the net assets of Engelhard-CLAL Salary Deferral Savings Plan was transferred to the Salary Deferral Savings Plan of Engelhard Corporation, as a result of this merger.

Salary Deferral Savings Plan of Engelhard Corporation
Schedule of Assets (Held at end of year)
as of December 31, 2004
EIN #22-1586002 Plan #015

(A)	(B) Identity of Issue, Borrower, Lessor or Similary Party	(C) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value

*	Vanguard Fiduciary Trust Company	Engelhard Corporation Company Stock Fund	$ 58,995,993

*	Vanguard Fiduciary Trust Company	Fixed Income Fund (Retirement Savings Trust)	49,552,686

*	Vanguard Fiduciary Trust Company	Windsor II Fund	9,157,793

*	Vanguard Fiduciary Trust Company	Growth Fund (Windsor Fund)	36,919,644

*	Vanguard Fiduciary Trust Company	Balanced Fund (Asset Allocation Fund)	16,917,968

*	Vanguard Fiduciary Trust Company	Equity Index Fund (Growth and Income Portfolio)	22,378,182

*	Vanguard Fiduciary Trust Company	International Growth Portfolio	7,182,335

*	Vanguard Fiduciary Trust Company	Small Cap Fund	10,075,905

*	Vanguard Fiduciary Trust Company	Total Bond Market Index Fund	1,153,847

*	Vanguard Fiduciary Trust Company	Short-Term Corporate Fund	5,541,419

*	Vanguard Fiduciary Trust Company	Life Strategy Growth Portfolio	6,213,077

Salary Deferral Savings Plan of Engelhard Corporation
Schedule of Assets (Held at end of year)
as of December 31, 2004, Continued
EIN #22-1586002 Plan #015

(A)	(B) Identity of Issue, Borrower, Lessor or Similary Party	(C) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value

*	Vanguard Fiduciary Trust Company	PRIMECAP Fund	22,128,236

*	Vanguard Fiduciary Trust Company	Life Strategy Income Portfolio	1,923,772

*	Vanguard Fiduciary Trust Company	Life Strategy Consertative Growth Portfolio	2,230,836

*	Vanguard Fiduciary Trust Company	U.S. Growth Fund	7,563,692

*	Vanguard Fiduciary Trust Company	Life Strategy Moderate Growth Portfolio	4,761,722

*	Vanguard Fiduciary Trust Company	Mid-Cap Index Fund	2,373,180

*	Promissory notes from Participants having interest rates at 5.00% to 10.5% with maturity dates ranging from 2005 to 2013		8,500,780

	Total		$ 273,571,067

*	Represents party-in-interest

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

    We consent to the incorporation by reference in the Registration Statement (Form S-8 Nos.: 2-72830, 2-81559, 2-84477, 2-89747, 33-28540, 33-37724, 33-40365, 33-40338, 33-43934, 33-65990, 333-02643, 333-71439, 333-39570, 333-71856, 333-88424) pertaining to the Salary Deferral Savings Plan of our report dated June 10, 2005, with respect to the financial statements and schedules of the Salary Deferral Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2004.

Iselin, New Jersey
June 23, 2005

Signature

Form 11-K

Salary Deferral Savings Plan of Engelhard Corporation

    Pursuant to the requirements of the Securities and Exchange Act of 1934, the Pension and Employee Benefit Plans Committee of Engelhard Corporation has duly caused this Form 11-K to be signed on its behalf by the undersigned, thereunto duly authorized, in Iselin, New Jersey on this 27th day of June, 2005.

/s/ John C. Hess By: John C. Hess Secretary to the Committee and Vice President of Human Resources